ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

02 OCT -7 AM 9:43

No. PTTEP 810/178/2002

Finance Dept.
Tel. 66 (0) 2537-4512

SUPPL

Date: September 24, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

☐ Annual Report of ______________

02055228

☐ Financial Statement ______________

☐ News Release on ______________

☑ Copy of the letter to the Stock Exchange of Thailand dated ______ September 24, 2002: "Oil Discoveries in Exploration Blocks 9-2 and 16-1, Vietnam"

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

☐ Others ______________

Yours sincerely,

Wanna-arpa P.

dw 10/8

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

แบบฟอร์ม No-82-3827/24/9/02

File No. 82-3827

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / 281/2002

Finance Department
Tel. 0-2537-4512

September 24, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Oil Discoveries in Exploration Blocks 9-2 and 16-1, Vietnam

Reference is made to PTTEP Hoan Vu Company Limited and PTTEP Hoang Long Company Limited, subsidiaries of PTT Exploration and Production Public Company Limited (PTTEP), which have participations in exploration blocks 9-2 and 16-1, offshore Vietnam, at 25% and 15% interests respectively (this particular 15% interest will be increased to 28.50% after receiving approval from the Vietnamese Government).

The Company wishes to announce the exploration drilling results as follows:

1. Block 16-1 : 16-1-NO-1X Exploration Well drilled to total depth of 3,684 meters, results in oil discovery in basement granite rock formation between depth of 3,174 – 3,563 meters, with tested oil flow rate of approximately 250 barrels per day (BBL/D).

2. Block 9-2 : 09-2-CNV-1X Exploration Well drilled to total depth of 4,567 meters, results in oil discovery. The well was tested in basement granite formation between depth of 3,696 – 4,567 meters, with stabilised oil flow rate of approximately 2,500 BBL/D, and natural gas of approximately 6.6 million cubic feet per day (MMCFD) through 0.75 inch choke size for the flow period of 36 hours without any stimulation. In addition, oil shows were found in upper sand stone which is above the basement granite. Final tests are being conducted, and additional announcements will be made in due course.

Yours sincerely,

Chitrapongse Kwangsukstith
President